UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 21)

Stryker Corporation
(Name of Issuer)

Common Stock, $.10 Par Value
(Title of Class of Securities)

863667 10 1
(Cusip Number)

Check here if a fee is being paid with this statement.

1.	Name of Reporting Person
S.S., or I.R.S. Identification of Above Person

Jon L. Stryker

2.	Check the Appropriate Box if a Member of a Group

N/A

3.	SEC Use Only

N/A

4.	Citizenship or Place of Organization

U.S.

5.	Sole Voting Power

4,540,445 Shares

6.	Shared Voting Power

45,700,200 Shares

7.	Sole Dispositive Power

4,540,445 Shares

8.	Shared Dispositive Power

45,700,200 Shares

9.	Aggregate Amount Beneficailly Owned by Each Reporting Person

50,240,645 Shares

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

N/A

11.	Percent of Class Represented by Amount in Row 9

25.5%

12.	Type of Reporting Person

IN

1.	Name of Reporting Person
S.S., or I.R.S. Identification of Above Person

Pat Stryker (formerly Patricia A. Short)

2.	Check the Appropriate Box if a Member of a Group

N/A

3.	SEC Use Only

N/A

4.	Citizenship or Place of Organization

U.S.

5.	Sole Voting Power

2,935,920 Shares

6.	Shared Voting Power

45,700,200 Shares

7.	Sole Dispositive Power

2,935,920 Shares

8.	Shared Dispositive Power

45,700,200 Shares

9.	Aggregate Amount Beneficailly Owned by Each Reporting Person

48,636,120 Shares

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

N/A

11.	Percent of Class Represented by Amount in Row 9

24.7%

12.	Type of Reporting Person

IN

1.	Name of Reporting Person
S.S., or I.R.S. Identification of Above Person

Ronda E. Stryker

2.	Check the Appropriate Box if a Member of a Group

N/A

3.	SEC Use Only

N/A

4.	Citizenship or Place of Organization

U.S.

5.	Sole Voting Power

4,470,440 Shares

6.	Shared Voting Power

45,700,200 Shares

7.	Sole Dispositive Power

4,470,440 Shares

8.	Shared Dispositive Power

45,700,200 Shares

9.	Aggregate Amount Beneficailly Owned by Each Reporting Person

50,170,640 Shares

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

N/A

11.	Percent of Class Represented by Amount in Row 9

25.5%

12.	Type of Reporting Person

IN

1.	Name of Reporting Person
S.S., or I.R.S. Identification of Above Person

Gerard Thomas

2.	Check the Appropriate Box if a Member of a Group

N/A

3.	SEC Use Only

N/A

4.	Citizenship or Place of Organization

U.S.

5.	Sole Voting Power

1,225,493 Shares

6.	Shared Voting Power

45,700,200 Shares

7.	Sole Dispositive Power

1,225,493 Shares

8.	Shared Dispositive Power

45,700,200 Shares

9.	Aggregate Amount Beneficailly Owned by Each Reporting Person

46,925,693 Shares

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

N/A

11.	Percent of Class Represented by Amount in Row 9

23.9%

12.	Type of Reporting Person

IN

1.	Name of Reporting Person
S.S., or I.R.S. Identification of Above Person

Elizabeth S. Upjohn-Mason

2.	Check the Appropriate Box if a Member of a Group

N/A

3.	SEC Use Only

N/A

4.	Citizenship or Place of Organization

U.S.

5.	Sole Voting Power

673,409 Shares

6.	Shared Voting Power

46,602,640 Shares

7.	Sole Dispositive Power

673,409 Shares

8.	Shared Dispositive Power

46,602,640 Shares

9.	Aggregate Amount Beneficailly Owned by Each Reporting Person

47,276,049 Shares

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

N/A

11.	Percent of Class Represented by Amount in Row 9

24.0%

12.	Type of Reporting Person

IN

Item 1.	(a)	Name of Issuer: Stryker Corporation

	(b)	Address of Issuer's Principal Executive Offices:	2725 Fairfield Road
Kalamazoo, Michigan 49002

Item 2.	(a)	Name of Persons Filing:
	(b)	Addresses of Principal Business Office or, if none, Residence:

Jon L. Stryker
Greenleaf Asset Management
3505 Greenleaf Boulevard
Kalamazoo MI 49008
Pat Stryker (formerly Patricia A. Short)
Bohemian Companies
103 W. Mountain Avenue
Ft. Collins CO 80524
Ronda E. Stryker
Greenleaf Asset Management
3505 Greenleaf Boulevard
Kalamazoo MI 49008
Gerard Thomas
Miller, Canfield, Paddock & Stone
444 West Michigan Avenue
Kalamazoo MI 49007
Elizabeth S. Upjohn-Mason
Upjohn National Leasing Company
3505 Greenleaf Boulevard
Kalamazoo MI 49008

	(c)	Citizenship: U.S.

	(d)	Title of Class of Securities: Common Stock, $.10 Par Value

	(e)	CUSIP Number: 863667 10 1

Item 3.	If this statement is filed pursuant to Rule 13d-1, or 134-2(b), check whether the persons filing are:
N/A

Item 4.	Ownership

	(a)	Amount Beneficially Owned:

At December 31, 2001, Jon L. Stryker, Pat Stryker, Ronda E. Stryker, Gerard
Thomas and Elizabeth S. Upjohn-Mason, as members of the Advisory Committee under the L. Lee Stryker Trust (the "Stryker Trust") executed September 10, 1974, beneficially owned 45,700,200 shares of Common Stock, $.10 par value (the
"Common Stock"), of Stryker Corporation.

The following table shows the beneficial ownership (other than indirect beneficial ownership through the Stryker Trust) of shares of Common Stock by the persons (other than the Stryker Trust) named in response to Item 2(a):

Name	Number of Shares

Jon L. Stryker	4,540,445
Pat Stryker	2,935,920
Ronda E. Stryker	4,470,440
Gerard Thomas	1,225,493
Elizabeth S. Upjohn-Mason	1,575,849 (1)

(b)	Percent of Class:

The shares of Common Stock described in response to Item 4(a) amounted to 30.7% of the outstanding shares of Common Stock on December 31, 2001.

(c)	The following table sets forth, for each of the persons named in response to Item 2(a), the number of shares of Common Stock as to which such person has (i) sole power to vote or to direct the vote, (ii) shared power to vote or to direct the vote, (iii) sole power to dispose or to direct the disposition of or (iv) shared power to dispose or to direct the disposition of.

	Power to Vote or		Power to Dispose or to
Name	to Direct the Vote		Direct the Disposition of

	Sole	Shared	Sole	Shared
Jon L. Stryker	4,540,445	45,700,200 (2)	4,540,445	45,700,200 (2)
Pat Stryker	2,935,920	45,700,200 (2)	2,935,920	45,700,200 (2)
Ronda E. Stryker	4,470,440	45,700,200 (2)	4,470,440	45,700,200 (2)
Gerard Thomas	1,225,493	45,700,200 (2)	1,225,493	45,700,200 (2)
Elizabeth S. Upjohn-Mason	673,409	46,602,640 (1&2)	673,409	46,602,640 (1&2)

(1)	The reporting person is a member of a three-person advisory committee that has full voting and disposition power with respect to 902,440 shares of Common Stock held by three trusts.
(2)	Includes 45,700,200 shares of Common Stock owned by the Stryker Trust as to which such person, as a member of the
Advisory Committee, may be deemed to share voting power and the power to direct the disposition.

Item 5.	Ownership of Five Percent or Less of a Class: N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported
on by the Parent Holding Company: N/A

Item 8.	Identification and Classification of Members of the Group: N/A

Item 9.	Notice of Dissolution of Group: N/A

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I verify that the information set forth in this statement is true, complete and correct.

DATE:	February 14, 2002	/S/ JON L. STRYKER
Jon L. Stryker

DATE:	February 14, 2002	/S/ PAT STRYKER
Pat Stryker

DATE:	February 14, 2002	/S/ RONDA E. STRYKER
Ronda E. Stryker

DATE:	February 14, 2002	/S/ GERARD THOMAS
Gerard Thomas

DATE:	February 14, 2002	/S/ ELIZABETH S. UPJOHN-MASON
Elizabeth S. Upjohn-Mason